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                                                                EXHIBIT (c)(10)


                                        For further information:
                                        Timothy J. Klahs
                                        Director, Investor Relations
                                        SFX Entertainment, Inc.
                                        (212) 407-9126

FOR IMMEDIATE RELEASE





                    SFX ENTERTAINMENT ACQUIRES MAGICWORKS


NEW YORK, September 11, 1998 -- SFX Entertainment, Inc. (NASDAQ: SFXE) today announced that it has acquired Magicworks Entertainment Incorporated, which is engaged in the management, production, presentation and merchandising of theatrical shows, musical concerts and other forms of live entertainment. Magicworks also provides personal representation and sports marketing services to professional athletes in such sports as figure skating, baseball, and tennis. SFX Entertainment accepted tendered shares representing more than 90 percent of Magicwork's outstanding shares. SFX Entertainment's tender offer for Magicworks' shares expired on Thursday, September 10, 1998, at midnight New York City time.

SFX Entertainment said it plans today to effect a short form merger, under which it will acquire 100 percent ownership of Magicworks.

Magicworks has been a regular partner of SFX in many of its significant productions. Currently, the two companies are working together on such theatrical tours as "Evita," "Cabaret," "Jekyll & Hyde" and "The Gin Game" starring Julie Harris and Charles Durning. They have also worked closely as two of the principal co-owners of the country's largest theatrical booking agency. Magicworks, which from its inception has been the worldwide producer and promoter of "The Magic of David Copperfield", now co-produces the national tour of David Copperfield with SFX.

Commenting on the transaction, Robert F. X. Sillerman, Executive Chairman of SFX, said, "We are pleased to announce the completion of this important strategic acquisition. Magicworks is a great company with whom we have had a longstanding historical relationship. Now that we have full responsibility for our previously joint interests, as well as for productions we have not shared before, we can bring the full benefits of these additional theatrical and music events to the potential corporate sponsors with whom we are in discussions at "SFX Live." The current success which Magicworks and SFX are both enjoying in their businesses promises a prosperous future together."

                                    *****

SFX Entertainment is a leading promoter, producer and venue operator for live entertainment events. It owns and/or operates the largest network of venues in the country used principally for music concerts and other live entertainment events. Upon completion of all pending acquisitions, it will have 73 venues either directly owned or operated under lease or exclusive booking arrangements in 28 of the top 50 markets, including 13 amphitheaters in 9 of the top 10 markets. The company also develops and manages touring Broadway shows, selling subscription series in 39 of the estimated 60 markets that maintain active touring schedules with approximately 240,000 subscribers last year. Through its large number of venues, its strong market presence and the long operating histories of the businesses it has acquired, SFX operates an


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integrated franchise that promotes and produces a broad variety of live entertainment events locally, regionally and nationally. Pro forma for all completed and pending acquisitions, during 1997, approximately 30 million people attended 11,300 events promoted and/or produced by SFX, including approximately 5,400 music concerts, 5,600 theatrical shows and over 200 specialized motor sports events.

                                    *****

This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including the company's absence of combined operating history and potential inability to integrate acquired businesses, need for additional financing, high degree of leverage, granting of rights to acquire certain portions of the company's operations, variable economic conditions and consumer tastes, restrictions imposed by existing debt and future payment obligations. Important factors that could cause actual results to differ materially are described in the company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.